Charles B. Pearlman	law offices	chicago, illinois
(954) 713-7613	ARNSTEIN & LEHR LLP	___
cbpearlman@arnstein.com	200 East Las Olas Boulevard Suite 1700	boca raton, florida
	Ft. Lauderdale, Florida 33301-2240	___
	(954) 713-7600	miami, florida
	Fax (954) 713-7700	___
	www.arnstein.com	tampa, florida
	Founded 1893	___
west palm beach, florida
___
hoffman estates, illinois
___
milwaukee, wisconsin
___
Member of International
Lawyers Network
February 11, 2008
VIA FACSIMILE AND EDGAR
United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549
Attention: H. Yuna Peng

RE:	Scorpion Performance, Inc.
Registration Statement on Form 10-SB
Filed October 12, 2007
File No. 000-52859
Dear Ms. Peng:
     On behalf of Scorpion Performance, Inc. (the “Company”), we hereby submit responses to the Comment Letter issued by the Staff of the Securities and Exchange Commission dated November 8, 2007. Each of our responses has been numbered to be consistent with the comments within the Comment Letter. All references to revisions may be found in Amendment No. 1 to the Form 10-SB submitted for filing this February 11.
     In addition, we have updated the registration statement to include September 30 unaudited financial information; updated the status of certain legal proceedings, the engagement of a financial advisory consulting firm, and disclosure about a monthly consulting fee paid to a director that was inadvertently omitted in the initial filing. See “Subsequent Events” on page 3 of Amendment No. 1.

United States Securities and Exchange Commission
February 11, 2008

General
     1. The Company intends to proceed with the registration statement.
Description of Business, page 3
     2. In the introductory paragraph, please include a brief description of what rocker arms are.
RESPONSE:	We have included a description of rockers arms in the introductory paragraph.
     3. In one of the opening paragraphs, please disclose your revenue and net losses for your most recent audited period and interim stub. This will provide a financial snapshot of your company.
RESPONSE:	We have disclosed the Company’s revenue and net losses for the most recent audited period and interim stub in the opening paragraph and also provided a chart detailing revenue by source immediately following our discussion about our subsidiaries on page 4.
     4. Please disclose the price or price range you charge for the rocker arms and the label anodizing services.
RESPONSE:	We have disclosed the price ranges for Scorpion branded and private label rocker arms. Prices for anodizing services depend on a variety of criteria such as the type, size and volume of product and are not as easily quantified.
Subsidiaries, page 4
     5. We note your disclosure regarding your subsidiaries that are in developmental stages. To the extent you discuss possible future operations, you should balance your business section disclosure with a realistic discussion of time frames and financing. If you have no current plans to begin developing these subsidiaries or no available financing, so state.
RESPONSE:	We do not anticipate either of our development stage subsidiaries becoming operational in the near future and have, accordingly, added our expectations about operational dates and projections about financing.

United States Securities and Exchange Commission
February 11, 2008

Products, page 5
6.	We note that the company emphasizes reverse engineering and machine tool development and modification. Please disclose the amount spent during each of the last two fiscal years on research and development activities. See Item 101(a)(10) of Regulation SB.
RESPONSE:	We have included the amounts spent on research and development of the Company’s reverse engineering processes.
7.	Please revise to state that it is your belief that you use state of the art components to manufacture rocker arms.
RESPONSE:	We have revised accordingly.
8.	Please explain the difference between your “Scorpion” branded rocker arms and private label rocker arms. For example, are they sold to different customers? What type of customer purchases the different types?
RESPONSE:	We have provided disclosure to explain the difference between branded and private label products.
Services, page 6
9.	Please briefly explain what step in the manufacturing process anodizing is. For instance, are the metal components in their final shape prior to this process? Or what steps in the manufacturing process remain after anodizing?
RESPONSE:	We have clarified this section to explain that anodizing is the finishing step to our manufactured products or products that are otherwise in their final shape.
10.	Please briefly explain what you mean when you say you offer “private label” services.
RESPONSE:	Please see response to question #8.
11.	Please briefly explain the types of services you provide for medical parts manufactures and photographic equipment manufacturers. For instance, are there typical parts that you anodize for these types of customers?
RESPONSE:	We have revised to disclose the typical types of medical and photographic parts we are contracted to anodize.

United States Securities and Exchange Commission
February 11, 2008

Materials/Inventory, page 7
Distribution, page 7
12.	We note from your disclosure that a substantial majority of your inventory and revenue are supplied by three suppliers and derived from five distributors, respectively. In this regard, please revise your MD&A to discuss the potentially adverse impact to your results of operations and cash flows that could results from the loss of any of these suppliers or distributors. Your discussion should include, but not necessarily be limited to the conditions under which your inventory supply and services may be terminated by these suppliers and distributors, respectively. Your revised discussion should also explain any circumstances that would reduce your inventory supply and revenues from your existing suppliers and distributors, respectively, as well as the risks that suppliers and distributors face in their respective business and how these risks could impact you. Additionally, please revise your financial statements to disclose the information outlined in paragraph 37 through 39 of SFAS No. 131, as applicable.
RESPONSE:	We have added two additional risk factors, “Our revenue is generated on the basis of purchase order ...” on page 11, and “We are dependent upon few suppliers...” on page 13 to address risks associated with reliance upon our customer and suppliers. We have also discussed our reliance and risks under our discussion or our results of operations for the nine months ended September 30, 2007 as compared to the nine months ended September 30, 2006. We have further revised our financial statements to disclose the foregoing information outlined in SFAS No. 131.
13.	Please name the distributor that accounts for 29% of your revenue or advise.
RESPONSE:	We are bound by a confidentiality agreement with this particular distributor and believe that disclosure of the name of this distributor would cause substantial harm to the Company’s competitive position. We therefore respectfully request that the name of this distributor be withheld from disclosure in this and future filings.
Trademarks, page 9
14.	Please revise for clarity the sentence that ends, “if Auto and Tool is not able to amend its registration to omit the word “Performance.” It does not appear to be a complete sentence.
RESPONSE:	We have clarified by adding “from its logo” to complete the sentence.

United States Securities and Exchange Commission
February 11, 2008

Environmental, Health and Safety Matters, page 9
15.	Please disclose the costs of compliance with environmental laws. See Item 101(a)(11) of Regulation SB.
RESPONSE:	We have added compliance costs.
Our Ability to Succeed Depends on Our Ability to Grow Our Business While Maintaining Profitability, page 11
16.	This subheading and discussion of maintaining (or sustaining) profitability appears inconsistent with your recent losses. Please revise this subheading and discussion to eliminate a discussion of maintaining or sustaining profitability.
RESPONSE:	We have changed the word “maintaining” to “achieving”.
We Will Incur Increased Costs, page 15
17.	Please also add risk factor disclosure regarding your ability to absorb the costs of being public company, if appropriate. These would include the costs of reporting and salaries to management.
RESPONSE:	We have expanded the risk factor “We will incur increased costs...” to address the risks associated with absorbing the costs of becoming a public company.
Our Failure to Comply with Current or Future Foreign Securities Regulations . . ., page 16
18.	Please revise the discussion to clarify that you have ceased your selling activities in Sweden, New Zealand, Netherlands, Canada, Australia, and Finland. Also, provide risk factor disclosure that you were notified that some of your securities offerings may have violated some of these countries laws and discuss what that means for your company.
RESPONSE:	We have revised this risk factor accordingly and modified the risk factor immediately following to discuss the effect of the notices.

United States Securities and Exchange Commission
February 11, 2008

To Raise Additional Capital to Fund Operations, We Intend to Issue Additional Shares of Stock Which Will Dilute All Shareholders, page 17
19.	We note from your disclosure that your cash offering expenses on sales of securities average 40% of the raised proceeds, which among other things include bonuses to employees. In this regard, please revise your financial statements to disclose the cash or non-cash consideration paid to your employees associated with offering expenses on the sale of your securities and your accounting treatment associated with each offering expense transaction.
RESPONSE:	We have revised to clarify that cash offering expenses only include commissions to third party foreign brokers and finders fees to existing shareholders. Cash offering expenses do not include any bonuses or compensation to employees associated with investor relations who receive compensation in the form of base salary only.
Critical Accounting Policies, page 21
20.	We note your disclosure in the second paragraph of page 21 regarding your critical accounting policies. We remind you that such critical accounting policies disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. Please revise your disclosure in MD&A to identify on an individual basis each critical accounting policy. Also, include a discussion, for each critical accounting policy of the material implications associated with the methods and assumptions underlying how you arrived at the critical accounting estimates. Additionally, you should address the questions that arise once the critical accounting estimate or assumption has been identified, by analyzing, to the extent material, factors such as how accurate the estimate/assumption has been in the past, how much the estimate/assumption has changed in the past, and whether the estimate/assumption is reasonably likely to change in the future. See FR-72 for guidance. It appears from your notes to your financial statements that at a minimum your valuation of inventory and evaluation of long-lived assets for impairment would he critical accounting estimates, where the above mentioned disclosures should be provided.
RESPONSE:	To avoid duplication in the notes to our financial statements, we have omitted this paragraph.

United States Securities and Exchange Commission
February 11, 2008

Net Income, page 21
21.	Please provide labels for the charts, as well as labels for the columns in the charts, on pages 21 and 23 so that investors can understand what information is being presented.
RESPONSE:	We have added the appropriate labels.
Liquidity and Capital Resources, page 24
22.	We note the discussion on page 25 indicating that the principal only note due to a shareholder in the amount of $2,000,000 was paid in full in January 2007. As your December 31, 2006 balance sheet does not include this note payable, it appears this amount was repaid prior to December 31, 2006. Please advise or revise to correct this discrepancy.
RESPONSE:	The note was paid in full during the first half of December 2006. We have revised this section to correct the error.
Plan of Operation, page 26
23.	We note that to compete against importers, you intend to upgrade to sophisticated machine tools and improve productivity with no additional personnel or capital investment. Please clarify whether you mean you intend to compete against importers by providing superior quality products or lower prices or both. Please clarify how you intend to compete.
RESPONSE:	We have clarified this section to indicate that the Company intends to compete by keeping prices low by continuing to upgrade and retool equipment that is more efficient and faster.
24.	Please either provide support for your claim that the industry average to produce a single rocker arm is three minutes or revise to state this is your belief.
RESPONSE:	This sentence was revised to reflect management’s belief that the industry average is three minutes.
25.	We note your future plans discussed here, such as rolling out new product lines. To the extent you discuss future business plans or strategies, please add disclosure about the implementation costs, the source of funds and the potential timeline for implementing a plan or strategy. In this regard, please discuss your business plans to manufacture horse manure compacting units and develop a biofuel product. Please discuss the anticipated milestones and activities in implementing your plans of operation, the time frame for beginning and completing each, and the cost for each. Further, please quantify and provide the basis of the statement that you expect to “generate significant revenue beginning in 2008.

United States Securities and Exchange Commission
February 11, 2008

RESPONSE:	We have revised this section to omit future plans to roll out new fuel rails and rocker arms which rollouts were completed in early December 2007. We have also omitted our discussion about intended production of horse manure compacting units and a biofuel product because these subsidiaries are currently not operational and will not be operational in the near future.
26.	As a follow up to the comment above, please provide a description of any properties related to the horse manure compacting and biofuel businesses. See Item 102 of Regulation SB.
RESPONSE:	See response to Comment No. 25.
Item 5. Directors and Executive Officers, page 28
27.	Briefly describe Teresa Stopanio’s business experience during the past five years. Refer to Item 401(a)(4) of Regulation S-B.
RESPONSE:	Revised to explain that she has served in her managerial capacity since inception (1999) of the Company.
Employment Agreements, page 29
28.	We understand that currently you do not have any employment agreements with your officers but they each receive an annual salary of $260,000. This information does not appear to correspond to the executive compensation information disclosed on page 30. Please advise or revise.
RESPONSE:	Executive compensation disclosed in the table on page 30 is for compensation received through the last two completed fiscal years as required by Item 402(b) of Regulation S-B. The salaries disclosed in this section refer to current salaries for the year 2007. We have clarified to indicate that the base salaries are estimates subject to adjustment and deferral depending on operations of the Company.

United States Securities and Exchange Commission
February 11, 2008

29.	Please add narrative disclosure to accompany the summary compensation table or advise. Refer to Item 402(c) of Regulation S-B.
RESPONSE:	We have added narrative disclosure to reiterate that the Company has not entered into employment agreements, nor has it authorized or issued any options, warrants or other equity or non-equity based compensation.
Certain Relationships and Related Transactions, page 31
30.	Please disclose the approximate dollar value of the amount involved in each of the transactions and the approximate dollar value of Robert and Teresa Stopanio’s interest in the transactions. See Item 404(a) of Regulation SB.
RESPONSE:	We have provided this information.
31.	In addition, we note from paragraph one, two, and three in Item 7 that you acquired all of the membership interest of Anodize, LLC in January 2004, Manure Packing Systems, LLC in February 2006, and Scorpion Racing, Inc. and Scorpion Rockers, Inc. in October 2007 from Robert and Teresa Stopanio. Please disclose in your financial statements, the basis (i.e. historical or fair value) used in transferring the net assets of the above mentioned acquisitions. Additionally, please disclose the number of and value assigned to the Company’s restricted stock issued in 2007 for consideration of the Anodize, LLC acquisition, supported with your basis for your accounting.
RESPONSE:	We have deleted the reference to restricted stock issued to the Stopanios in 2007 as it was in error. The only stock issued to the Stopanios was 10,000,000 shares issued in 2004.
Legal Proceedings, page 35
32.	Reference is made to paragraph one, two and three under the heading “Legal Proceedings.” In this regard, please revise your notes to your financial statements to include a discussion as to the nature of the above pending litigation cases. Also, disclose how much has been accrued for these pending litigation cases. Additionally, to the extent that you are exposed to material losses in excess of the amounts for which accruals have been established, please revise the notes to your financial statements to include a discussion of the pending matters and the potential range of losses to which you are exposed in connection with these matters. Refer to the guidance outlined in paragraphs 9 and 10 of SFAS No. 5 and SAB Topic 5: Y, Question 2.
RESPONSE:	The Notes to our financial statements have been revised. We have also added a section titled “Subsequent Events” on page 3 to disclose resolution of the legal proceedings in paragraphs 1 and 5.

United States Securities and Exchange Commission
February 11, 2008

33.	Please include a discussion of any relief sought by the foreign regulatory agencies you discuss here. Refer to Item 103(a)(5) of Regulation S-B.
RESPONSE:	The relief sought by the foreign regulators was for the Company to cease making offers and sales in those particular jurisdictions. In each case, the Company agreed to cease selling activity and no sanctions or penalties were imposed by the foreign regulators. The Company notes that these disclosures do not fit the requirements of Item 103; however, management felt it to be in the best interests of the public to disclose any and all matters involving the offers and sales of its securities regardless of whether relief was sought or whether still pending. Please advise if this disclosure should be removed or placed elsewhere in an amendment to the Form 10-SB.
Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1
34.	Please revise to include a report of the independent registered accounting firm which includes the name of the firm issuing the report. Refer to the requirements outlined in Note 2 to Item 310 of Regulation S-B and Article 2 of Regulation S-X.
RESPONSE:	The signature of the auditor was inadvertently not conformed. We have conformed the signature accordingly.
Consolidated Statement of Changes in Stockholder’s Equity, page F-4
35.	We note from your disclosures on page F-4, F-5 and F-21 that you received cash for the sale of your common stock in the amount of $5,247,210, $10,337,272, $2,104,585 and $2,474,757 for the period ended December 31, 2005, December 31, 2006, June 30, 2006, and June 30, 2007, respectively. In this regard, please disclose in the notes to your financial statements the nature and terms of each common stock sale transaction.
RESPONSE:	Shares of the Company’s common stock were sold at various times throughout the year in a series of small individual transactions, at an average price of $2.96 per share. Common stock sales did not occur in tranches or significant blocks, therefore we believe that the disclosure is in compliance.

United States Securities and Exchange Commission
February 11, 2008

36.	We note from your disclosure on page 25, 34, 35, 37 and 38, that you issued “Unit Purchase Options” (UPOs) to existing non-U.S. shareholders for acting as finders and introducing investors to the company. You state on page 25 that for the periods ended December 31, 2005, December 31, 2006 and June 30, 2007, you raised $786,110, $2,022,810 and $849,000, respectively, through the sale of UPOs. In this regard, it is unclear from your current financial statements where the UPOs were recorded. Please revise your fiscal year ended and interim period ended financial statements to separately disclose the sale of UPOs for all periods presented. Additionally, please disclose in a footnote to your financial statements for each period presented the nature and terms of each UPO sale transaction.
RESPONSE:	We have revised our fiscal year ended and interim period ended financial statements to separately disclose the sale of UPOs for all periods presented and added footnotes accordingly.
Note 1. Summary of Significant Accounting Policies

Impairment of lntangibles, page F-8
37.	We note from the statement of operations that you recognized an impairment loss on patents in the amount of $122,296 during 2006. Please clarify whether this impairment charge related to assets to be held and used or assets to be disposed of. Additionally, please revise the notes to your financial statements to include the disclosures required by paragraph 26 or 47 of SFAS No. 144, as applicable.
RESPONSE:	We have revised accordingly.
Accounting for Uncertainty in Income Taxes, page F-10
38.	We note from your disclosure on page F-10 that you state you will adopt FIN No. 48 as of the first quarter of fiscal year 2008. Your adoption date is not in compliance with FIN No. 48. As outlined in paragraph 23 of FIN No. 48, this interpretation shall be effective for fiscal years beginning after December 15, 2006. As such, you are required to adopt this interpretation in the first quarter of your fiscal year ended December 31, 2007. In this regard, please revise your footnote disclosure on page F-10 to describe the financial statement impact this interpretation will have on your financial statements in the period of adoption. Additionally, you will need to reflect the effects of adopting FIN No. 48 in your interim financial statements for the period ended June 30, 2007 and provide the disclosures outlined in paragraph 20 and 21 of FIN No. 48, as applicable.
RESPONSE:	We have revised Note 1 in our audited and interim financials accordingly.

United States Securities and Exchange Commission
February 11, 2008

Note 2. Property and Equipment, page F-13
39.	We note the following information from the filing:
•	net losses for all fiscal years and interim periods presented;

•	significant accumulated deficit reported in all periods presented;

•	significant cash used in operating activities for all fiscal years and interim periods presented;

•	a full valuation allowance recorded against deferred tax assets;

•	no impairment charges were taken on property and equipment assets for any period presented
In consideration of the above factors, please advise us of the separate dates of your long-lived asset impairment tests for the fiscal year ended December 31, 2005 and 2006 and for the interim period ended June 30, 2007. If no impairment test was completed during the six-month period ended June 30, 2007, please explain why this was not required pursuant to paragraph 8(c) of SFAS No. 144. Also provide us with a summary of material relevant facts, assumptions, and estimates you considered in this impairment analysis on an individual asset group basis. For those long-lived assets, for which no impairment charges were taken, further explain to us why you concluded that no impairment of those long-lived assets were necessary for the periods presented in the filing. We may have further comment upon receipt of your response.
RESPONSE:	Paragraph 8(c) of SFAS 144 cites the example of a significant adverse change in legal factors or in the business climate that could affect the value of a long-lived asset (asset group), including an adverse action or assessment by a regulator. Since we have not experienced a significant adverse change in legal factors, we are unclear how this citation applies. However, the bulk of long term assets reported on the balance sheet are fixed assets, which are currently used in the ongoing operations of the Company. Appropriate depreciation is recognized in each operating reporting period. No impairment charges were taken on property and equipment because the Company has historically raised sufficient capital through equity sales to fund its accumulated deficits and to acquire and improve its equipment.

United States Securities and Exchange Commission
February 11, 2008

Note 3. Notes Payable. page F-14
40.	Please revise Note 3 to explain the nature of the company’s relationship with the related party to which the company had a non-interest bearing note payable of $1,347,486 at December 31, 2005. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.
RESPONSE:	We have revised to disclose the relationship with a shareholder and director of the Company.
Other
41.	We note from the discussion in the first paragraph on page 15 that the company is exposed to product warranty claims in connection with its products. Please tell us and disclose in the company’s financial statements the company’s accounting policy for product warranty claims. Also, please include the disclosures required by paragraph 14b of FIN 45 in the notes to your financial statements.
RESPONSE:	Our comments regarding product warranty are made in the context of a business risk. We also noted in our discussion that to date, we have not been subject to any product liability claims since its inception. Consequently, management believes that no provision is deemed necessary.
Condensed Interim Financial Statements
42.	Please address our comments on the company’s audited financial statements in the interim financial statements, where applicable.
RESPONSE:	We have revised accordingly.
Condensed Consolidated Statements of Operations for the Three and Six Months Ended June 30, 2007 and 2006, page F-19 and F-20
43.	Please revise to reflect the gain on the sale of equipment as a component of the Company’s operating expenses. Refer to the guidance outlined in footnote 68 of SAB Topic 13. Also, please eliminate the presentation of “Total expenses” so that your interim statement of operations is presented consistently with the audited consolidated statements of operations.
RESPONSE:	We have updated our interim financials for the six months ended June 30 with interim financials for the nine months ended September 30. The September 30 interim financials reflect the gain on the sale of equipment as a component of operating expenses. We have clarified our presentation of “Total Expenses” as set forth in our September 30 interim financials which format will be carried through on future audited and unaudited financials.

United States Securities and Exchange Commission
February 11, 2008

44.	Please explain why you had negative interest expense during the three and six months ended June 30, 2007.
RESPONSE:	There was no negative interest for the three and six months ended June 30, 2007, rather the item you question was interest expense. Captions of other income in our September 30 financials have been modified to indicate which items are income and which are expense.
Exhibits, page III-1
45.	Please file the Unit Purchase Option Agreement as an exhibit or advise.
RESPONSE:	A form of Unit Purchase Option Agreement is attached as an Exhibit to Amendment #1 to the Form 10-SB.
     We believe that our response addresses all of your concerns. If you have additional questions, please contact the undersigned at 954-713-7600.

Very truly yours,
/s/ Charles B. Pearlman

cc:     Mr. Robert Stopanio
Pursuant to Internal Revenue Service guidance, be advised that any federal tax advice contained in this written or electronic communication, including any attachments or enclosures, is not intended or written to be used and it cannot be used by any person or entity for the purpose of (i) avoiding any tax penalties that may be imposed by the Internal Revenue Service or any other U.S. Federal taxing authority or agency or (ii) promoting, marketing or recommending to another party any transaction or matter addressed herein.